Mail Stop 6010

October 22, 2007

Robin List
Chief Executive Officer
Remedent, Inc.
Xavier de Cocklaan 42, 9831
Deurle, Belgium

> **Re: Remedent, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed October 19, 2007**
> **File No. 333-144745**

Dear Mr. List:

We have limited our review of your registration statement to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1. Please refer to prior comment 1. Please revise the third column of the table to calculate the fee in accordance with Rule 457(c).

Selling Security Holders, page 34

2. We note your response to prior comment 2. If you elect to proceed with the offering, we are unable to provide you any comfort as to whether the offering is consistent with the federal securities laws. Also, we remind you of the acknowledgements in your request for acceleration of the effectiveness of this

registration statement. If you choose to proceed regardless of these issues, please ensure that your disclosure adequately informs investors of the impact of potential sales of such a significant number of shares into the market; in this regard, please:

- revise your risk factors to clearly describe the total amount of shares that the selling security holders may sell, including those registered for resale on prior registrations statements;
- clearly disclose in the relevant risk factors the amount of shares registered for resale by the selling security holders on all registration statements as a percentage of your outstanding shares held by non-affiliates and as percentage of the daily trading volume of your common stock; and
- disclose as part of your selling security holders section your material relationships with the selling security holders during the past three years, including the extent of their participation in prior offerings and registration statements.

Exhibit 10.37

3.   Please note that we will address your request for confidential treatment in a separate letter. Any comments on your request must be resolved and the application must be complete before we may grant your request for acceleration of the effective date of the pending registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Scott E. Bartel, Esq.